SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

XX Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2005

OR

Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ____________ to ____________

Commission file numbers 98-0101920 and 23-1099050 1-15170

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GlaxoSmithKline Retirement Savings Plan
GlaxoSmithKline
One Franklin Plaza (FP 2220)
Philadelphia, PA 19101

B. Name of issuer of the securities held p the plan and address of its principal executive office.

GlaxoSmithKline plc
One New Horizons Court
Brentford
Middlesex
England TW8 9EP

GlaxoSmithKline
One Franklin Plaza
Philadelphia, PA 19101

EXHIBITS

1. Written consent of PricewaterhouseCoopers L.L.P

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GLAXOSMITHKLINE RETIREMENT SAVINGS PLAN

Date: June 28, 2006

By: ______________________
Michele Killian
Vice President,
U.S. Benefits

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-13022) of GlaxoSmithKline p.l.c. of our report dated June 28, 2006 relating to the financial statements of GSK Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 29, 2006

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
as of and for the years ended
December 31, 2005 and 2004

AND SUPPLEMENTAL SCHEDULE
as of December 31, 2005

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN

INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

for the years ended December 31, 2005 and 2004

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Participants and Administrator of
GlaxoSmithKline Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of GlaxoSmithKline Retirement Savings Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 28, 2006

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2005	December 31, 2004
Assets:		
Cash and cash equivalents	$ 89,759,624	$ 73,246,749
Investments (See Note 3)	3,719,215,700	3,408,886,848
Participant loans receivable	51,507,283	46,068,202
Receivables:		
Employer contributions	1,996,171	5,128,517
Participant contributions	3,185,580	7,171,635
Dividends and interest	6,745,828	6,852,819
Total receivables	11,927,579	19,152,971
Total assets	3,872,410,186	3,547,354,770
Liabilities:		
Accrued management fees	347,349	273,539
Total liabilities	347,349	273,539
Net assets available for benefits	$ 3,872,062,837	$ 3,547,081,231

See accompanying notes to the financial statements.

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the year ended December 31,	
	2005	2004
Additions:		
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (See note 3)	$ 151,839,304	$ 185,459,699
Interest	27,780,257	27,125,373
Dividends	70,782,804	52,297,593
	250,402,365	264,882,665
Contributions:		
Participant	198,120,227	189,294,816
Employer	123,350,993	121,114,467
	321,471,220	310,409,283
Total additions	571,873,585	575,291,948
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants	244,717,330	223,349,856
Administrative expenses(see Note 1)	2,174,649	2,336,108
Total deductions	246,891,979	225,685,964
Net increase	324,981,606	349,605,984
Net assets available for benefits:		
Beginning of year	3,547,081,231	3,197,475,247
End of year	$ 3,872,062,837	$ 3,547,081,231

See accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS

---

1. Description of the Plan:

The following description of the GlaxoSmithKline Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution plan sponsored by SmithKline Beecham Corporation doing business as GlaxoSmithKline (the "Company"). The Plan was established to encourage and assist Company employees to save regularly for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:

Under the terms of the Plan, eligible employees with one hour of credited service may voluntarily elect to contribute pre-tax contributions ranging from 1% to 50% of their eligible compensation, as defined in the Plan agreement. Participants who have attained age 50 before the end of the Plan year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans or individual retirement accounts, subject to the terms of the Plan. Participants may direct the investment of their contributions into various investment options offered by the Plan and may change those options at any time during the year.

The Company contributes matching contributions to participating employees with one year of service in an amount equal to 100% of the employee's pre-tax contribution not in excess of 4% of the employee's eligible compensation as defined by the Plan. Additionally, after completion of one year of service, the Company provides for stock ownership account contributions of 2% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan. The stock ownership account contribution is invested directly into GlaxoSmithKline plc American Depository Shares (ADSs).

Participant Accounts:

Each participant's account is credited with the participant's contributions, Company contributions and an allocation of Plan earnings and charged with an allocation of administrative expenses. The earnings of investments are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the ADSs of GlaxoSmithKline plc, which are allocated based upon the number of units held in the individual accounts of participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

1. Description of the Plan, continued:

Vesting:

Participants are immediately and fully vested in their participant contributions, Company matching contributions and stock ownership account contributions, plus actual earnings thereon.

Payment of Benefits:

Participants become entitled to payment of the total value of their accounts at the time of termination , retirement, disability, or death. Payment is in the form of a lump sum distribution of cash or ADSs of GlaxoSmithKline plc, if the participant account balance is less than $5,000. If the account balance is greater than $5,000, participants have the option of selecting payments in the form of annual installments over a period not extending beyond 5 years or as a lump sum distribution. Participants may postpone their withdrawal until as late as age 70-1/2, unless the participant remains an active employee.

Participants may withdraw participant after-tax contributions, after-tax earnings and prior Company matching contributions during employment.

Prior to age 59-1/2, participant pre-tax contributions may only be withdrawn in the event of financial hardship and then only after the withdrawal of the value of all participant after-tax contributions, prior employer contributions and rollover contributions. Withdrawals of participant pre-tax contributions during employment may cause the participant to become ineligible to participate in the Plan for a period of 12 months following the withdrawal. After age 59-1/2, participants may withdraw their pre-tax, after-tax and rollover contributions and earnings at any time.

Participant Loans Receivable:

Participants may borrow from their vested fund accounts a minimum loan amount of $1,000 up to a maximum loan amount equal to the lesser of $50,000 or 50 percent of their account balance (excluding Employer contributions). Loan transactions are treated as transfers from the applicable investment option to the Participant Notes Fund. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence.

The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the prime rate plus one percent, as determined by the Plan administrator. Principal and interest is paid ratably through bi-weekly payroll deductions. Participants must pay a one time loan processing fee of $50.

Administrative Expenses:

Certain Administrative Expenses, specifically management and custodial fees relating to fund oversight, are paid directly by the Plan. Other administrative expenses of the Plan are paid by the Company. During the years ended

1. Description of the Plan, continued:

December 31, 2005 and 2004, the Company paid administrative expenses of $1,238,823 and $1,485,267, respectively, on behalf of the Plan.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition:

The Plan's investments, except for guaranteed investment contracts and synthetic investment contracts, are stated at fair value. The fair value of GlaxoSmithKline plc ADSs are based upon quoted market prices obtained from the New York Stock Exchange. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Units of Common/collective trust funds are valued at the unit value of units held by the Plan at year-end. Guaranteed investment contracts and synthetic investment contracts are stated at contract value, which approximates fair value, because the contracts are fully benefit responsive. Participant loans receivable are valued at cost, which approximates fair market value.

An investment option offered under the Plan is the GlaxoSmithKline Stable Value Fund (the "Fund") which primarily consists of high-quality bond portfolios combined with wrap contracts, constituting synthetic investment contracts, designed to maintain a stable net asset value. Wrap contracts are agreements with high quality banks and insurance companies which are designed to help preserve principal and provide a stable crediting rate. The wrap contracts are fully benefit responsive and provide that all participant initiated withdrawals permitted under the Plan will be paid at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Each wrap contract's crediting rate formula is designed to provide a stable return during rising or falling interest rates. The contracts smooth the impact of fluctuating interest rates and bond prices by amortizing the gains or losses over the duration of the portfolio. The smoothing function allows the stable value portfolio yield to track the general direction of interest rate changes without the day-to-day price volatility of traditional bond portfolios.

The crediting rate on each wrap contract resets quarterly such that at least one wrap contract within the Stable Value Fund resets each month. The crediting interest rate is based on a formula agreed upon with the issuer. The crediting rate formula will be applied using information as of the last business day of the second calendar month before crediting rate reset date. The terms of each wrap agreement stipulate a crediting rate floor of 0%.

Automatic termination of the wrap contract will occur if the book value or the market value of the contract equals zero; the contracts may also be terminated in the event of a default. Withdrawals due to plant closings, layoffs, bankruptcy, mergers, and early retirement incentives are paid out at contract value so long as the employee experienced a bona fide job loss. Withdrawals at contract value are limited to employee initiated events. Any event that is employer initiated would result in withdrawal at market value(which may be lower than contract value). If the

2. Summary of Significant Accounting Policies, continued:

assets were transferred to another contract within the Fund, the market value to contract value loss in existence on the termination date would be transferred to the new contract and the loss would be amortized through future crediting resets.

Purchases and sales of investments are recorded on the trade-date basis. Interest Income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets the net appreciation and depreciation in the fair value of its investments which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits Paid to Participants:

Benefits paid to participants from participants' accounts are recorded when paid.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications:

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

3. Investments:

Investments held by the Plan as of December 31, 2005 and 2004 are as follows:

	2005	2004
Cash and cash equivalents	$89,759,624	$73,246,749
ADSs:		
GlaxoSmithKline plc *, **	919,001,626	872,941,050
Mutual funds:		
Vanguard Growth & Income Fund*	294,193,260	275,944,224
Various	950,191,361	944,692,203
	1,244,384,621	1,220,636,427
Common/Collective trust funds:		
Dwight Target 2 Fund	17,057,344	16,671,589
State Street Daily EAFE Index Fund	58,389,071	0
State Street Russell 2000 Index Fund	191,193,370	174,499,491
State Street S&P 500 Flagship Fund*	551,190,874	411,311,636
SSGA Passive Bond Market Index*	230,616,539	220,998,272
	1,048,447,198	823,480,988
Guaranteed investment contracts stated at contact value	0	6,813,616
Synthetic investment contracts stated at contract value	507,382,255	485,014,767
Investment sub-total	3,719,215,700	3,408,886,848
Participant loans receivable	51,507,283	46,068,202
Total investments	$3,860,482,607	$3,528,201,799

* The denoted investments represent 5% or more of the Plan's net assets.
** Includes nonparticipant-directed investments which are noted below in Note 4.

During 2005 and 2004, the Plan's investments, (including gains and losses on investments bought and sold, as well as held during the year and reinvested dividends) appreciated in value by $151,839,304 and $185,459,699, respectively, as follows:

	For the year ended December 31, 2005	For the year ended December 31, 2004
GlaxoSmithKline ADSs	$ 56,299,037	$ 15,718,989
Mutual funds	45,560,313	95,584,994
Common/collective trust funds	49,979,955	74,155,716
	$ 151,839,304	$ 185,459,699

3 Investments, continued:

Traditional and synthetic guaranteed investment contracts held by the plan are shown below at contract value as of December 31, 2005 and 2004:

Contract Issuer	Contract Number	Average Yield*		Crediting Interest Rate		Contract Value		Fair Market Value	
		2005	2004	2005	2004	2005	2004	2005	2004
Guaranteed Investment Contracts:									
Genworth Life & Annuity	3404	1.21%^	7.71%	7.73%^	7.73%	$	$ 2,864,464	-	$ 2,887,102
Prudential Life Insurance Comany	10099-211	6.38%^	6.97%	6.99%^	6.99%	-	3,949,152	-	4,084,808
						-	6,813,616	-	6,971,910
Synthetic Investment Contracts:									
Monumental Life	BDA00396TR00	4.33%	4.16%	4.20%	3.82%	100,129,632	97,937,016	98,957,187	98,450,162
State Street Bank	98-097	6.74%	6.08%	7.07%	6.07%	38,223,794	36,507,940	38,480,995	38,339,205
State Street Bank	97054	4.16%	4.00%	4.28%	3.98%	81,056,338	78,498,235	80,180,216	79,097,528
State Street Bank	97054	4.16%	4.00%	4.28%	3.98%	8,794,581	9,419,800	8,699,523	9,491,715
AIG Financial Products	368339	5.73%	5.98%	5.82%	5.63%	50,881,093	48,084,639	51,857,805	50,401,409
AIG Financial Products	342398	6.68%	6.20%	6.01%	6.54%	37,919,248	36,235,882	38,174,399	38,053,500
John Hancock Life	8737	5.97%^	6.19%	7.16%^	6.26%	-	4,761,058	-	4,997,038
Monumental Life	MDA00214TR	2.71%	3.63%	2.80%	2.48%	6,236,624	5,201,875	6,048,912	5,092,560
ING Life & Annuity	60019	4.34%	4.15%	4.46%	4.19%	23,231,174	22,772,340	23,021,747	23,071,047
JP Morgan Chase	401813-MGC	5.07%	4.75%	4.97%	4.86%	34,150,560	32,977,868	33,922,347	33,810,939
Rabobank Nederland	GSK100301	3.94%	3.74%	4.05%	3.74%	38,456,775	27,217,131	38,395,969	27,406,186
State Street Bank	103082	5.08%	4.74%	4.97%	4.80%	34,133,678	32,961,163	33,917,530	33,809,610
UBS AG	5167	5.84%	4.56%	5.69%	5.76%	30,664,164	28,972,871	30,590,687	29,769,485
Monumental Life	MDA-00559TR	4.41%	4.26%	4.48%	4.32%	23,504,594	23,466,949	23,310,761	23,809,466
						507,382,255	485,014,767	505,558,078	495,599,850
Total Investment Contracts						$507,382,255	$491,828,383	$505,558,078	$502,571,760

* Based on contract value.

^Contract terminated during 2005. Rate represents the year–to-date experience as of the termination date.

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments from Company stock ownership account contributions are as follows:

	December 31, 2005	December 31, 2004
Net Assets:		
GlaxoSmithKline ADSs	$ 230,937,106	$ 182,599,997

	For the year ended December 31, 2005	For the year ended December 31, 2004
Changes in Net Assets:		
Contributions	$ 41,233,124	$ 43,499,170
Dividends	6,367,750	5,310,306
Net appreciation	13,132,036	7,128,227
Benefits paid to participants	(9,548,599)	(6,728,927)
Transfers to participant-directed investments	(2,847,202)	(1,033,717)
	$ 48,337,109	$ 48,175,059

5. Related Party Transactions

Certain Plan investments are short term investment funds and common/collective trust funds managed by State Street Bank and Trust Company. State Street Bank and Trust Company is the custodian and trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The GlaxoSmithKline Stock Fund invests in American Depository Shares ("ADSs") each of which represents two ordinary shares of GlaxoSmithKline plc. In 2005, the Plan purchased GlaxoSmithKline ADSs in the amount of $34,881,655 and sold GlaxoSmithKline ADSs in the amount of $45,120,117. In 2004, the Plan purchased GlaxoSmithKline ADSs in the amount of $49,963,562 and sold GlaxoSmithKline ADS in the amount of $54,637,842.

6. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7. Tax Status:

The Internal Revenue Service has determined and informed the Company, in a letter dated February 25, 2004 that the Plan and Related trust are designedin accordance with Section 401(a) of the Internal Revenue Code (IRC) and is exempt from taxation under Section 501(a). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

8. Risks and Uncertainties:

The Plan invests in various investment options through a combination of mutual funds, common/collective trust funds, GlaxoSmithKline Ads, and synthetic investment contracts. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

9. Other Matters:

On December 29, 2005, The Financial Accounting Standards Board (FASB) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements for issued for periods ending after December 15, 2006.

Management intends to adopt the FSP in the Plan's financial statements for the year ended December 31, 2006. The effect of the FSP on the Plan's financial statements is expected to be enhanced financial statement presentation and disclosure requirements including the following:

- Benefit-responsive investment contracts (investments in bank collective investment funds that hold benefit-responsive investment contracts) will be presented at fair value on the statement of net assets available for benefits and the amount representing the difference between fair value and contract value of the investment contracts (or bank collective investment fund) shall be presented on the face of the statement of net assets available for benefits as a single amount, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value. The statement of changes in net assets available for benefits

9. Other Matters (continued):

shall be prepared on a basis that reflects income credited to participants in the Plan and net appreciation or depreciation in the fair value of only those investment contracts that are not deemed to be fully benefit responsive

- A description of the nature of the benefit-responsive investment contracts, how they operate, and the methodology for calculating the interest crediting rate.
- The average yield earned by the Plan for all fully benefit-responsive investment contracts for the year.
- The average yield earned by the Plan for all fully benefit-responsive investment contracts with an adjustment to reflect the actual interest rate credited to participants in the Plan for the year.
- A description of the events that limit the ability of the Plan to transact at contract value with the issuer.
- A description of the events and circumstances that would allow issuers to terminate fully benefit-responsive investment contracts with the Plan and settle at an amount different from contract value

SUPPLEMENTAL SCHEDULE

GLAXOSMITHKLINE RETIREMENT SAVINGS PLAN

SCHEDULE H, line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

	Cost	Fair Value
Cash Equivalents:		
State Street Bank Yield Enhanced STIF*	$ 65,332,997	$ 65,332,997
State Street Bank STIF*	24,426,627	24,426,627
	89,759,624	89,759,624
ADSs:		
GlaxoSmithKline plc*	594,422,076	919,001,626
Mutual funds:		
Templeton Foreign Fund Class A	72,635,119	85,122,650
American Funds EuroPacific Growth Fund	119,318,249	150,056,285
Fidelity OTC	79,398,654	96,579,847
Provident Investment Counsel Small Cap Growth Fund	71,850,908	79,324,557
Vanguard U.S. Growth Fund	45,051,862	50,796,754
Fidelity Equity Income Fund	75,022,284	80,663,311
Vanguard Growth & Income Fund	279,800,590	294,193,260
Vanguard Windsor II Fund	187,039,875	189,146,080
Fidelity Puritan Fund	97,893,607	100,710,910
Fidelity Freedom Income Fund	12,008,984	12,415,079
Fidelity Freedom 2040 Fund	13,725,523	15,236,838
Fidelity Freedom 2030 Fund	23,495,884	26,907,294
Fidelity Freedom 2020 Fund	31,023,961	34,943,547
Fidelity Freedom 2010 Fund	21,561,091	23,151,790
Fidelity Freedom 2000 Fund	4,949,936	5,136,419
	1,134,776,527	1,244,384,621
Common/collective trust funds:		
Dwight Target 2 Fund	15,991,477	17,057,344
State Street Russell 2000 Index Fund*	145,244,165	191,193,370
State Street S&P 500 Flagship Fund*	489,074,037	551,190,874
State Street Daily EAFE Index Fund*	51,724,224	58,389,071
State Street Passive Bond Market Index Fund*	198,996,600	230,616,539
	901,030,503	1,048,447,198
Synthetic investment contracts stated at contract value**	507,382,255	507,382,255
Participant loans* (Interest rate: 4.39%-11.52%; Maturity: 2006-2020)	51,507,283	51,507,283
Total Investments	$ 3,278,878,268	$ 3,860,482,607

* Denotes a party-in-interest

** See attached

GLAXOSMITHKLINE RETIREMENT SAVINGS PLAN

SCHEDULE H, line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(continued)

December 31, 2005

Contract Issuer	Contract Number	Underlying Asset	Crediting Interest Rate	Average Yield	Fair Market Value	Wrap Value	Contract Value
Synthetic Investment Contracts:							
Monumental Life Ins	BDA00396TR	Dwight Target 2 Fund	4.20%	4.33%	$ 98,957,187	$ (1,172,445)	$ 100,129,632
State Street Bank*	98-097	JP Morgan collective funds	7.07%	6.74%	38,480,995	257,201	38,223,794
State Street Bank*	97054	Dwight Target 2 Fund	4.28%	4.16%	80,180,216	(876,122)	81,056,338
State Street bank*	97054	Dwight Target 5 Fund	4.28%	4.16%	8,699,523	(95,058)	8,794,581
AIG Financial Products	368339	Dwight Intermediate Core Plus Fund	5.82%	5.73%	51,857,805	976,712	50,881,093
AIG Financial Products	342398	JP Morgan collective funds	6.01%	6.68%	38,174,399	255,151	37,919,248
Monumental Life	MDA00214TR	US Treasury Notes	2.80%	2.71%	6,048,912	(187,712)	6,236,624
ING Life & Annuity	60019	Invesco Short-Term Bond Fund	4.46%	4.34%	23,021,747	(209,427)	23,231,174
JP Morgan Chase	401813-MGC	Invesco Multi-Manager Intermediate Government/ Credit Fund	4.97%	5.07%	33,922,347	(228,213)	34,150,560
Rabobank Nederland	GSK100301	Invesco AAA Asset-Backed Securities Fund	4.05%	3.94%	38,395,969	(60,806)	38,456,775
State Street Bank*	103082	Invesco Multi-Manager Intermediate Government/ Credit Fund	4.97%	5.08%	33,917,530	(216,148)	34,133,678
UBS AG	5167	Invesco Multi-Manager Core Fund	5.69%	5.84%	30,590,687	(73,477)	30,664,164
Monumental Life	MDA-00559TR	Invesco Short-Term Bond Fund	4.48%	4.41%	23,310,761	(193,833)	23,504,594
					$ 505,558,078	$(1,824,177)	$ 507,382,255